Exhibit 99.1

XP INC. PROVIDES KPIs UPDATE & HOSTS WEB MEETING

São Paulo, Brazil, June 23, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced today selected key performance indicators (KPIs) for May 2020. The presented information is unaudited, reflects XP´s management’s current views and is subject to revision.

May 2Q20 KPIs

•	Total AUC of R$412 billion as of May 31, 2020, up 13% from the end of 1Q20

•	R$46 billion increase in AUC since the end of 1Q20 was driven by R$15 billion of net inflows and R$31 billion of market appreciation

•	Monthly Net Inflows accelerated 20% MoM, from R$6.9 billion in April to R$8.3 billion in May

•	Active Clients (‘000)[1] increased to 2.2 million as of the end of May 2020, representing a 9% increase from the end of 1Q20

•	Year-to-date (through May 2020) New Active Clients per month reached 104 thousand, 89% more than the 4Q19

•	Between April and May, the daily average trades reached 2.6 million, 127% more than the 4Q19 average

•	During May, XP Inc. maintained its leadership position in the retail equity market achieving 25% of custody market share and 57% of the traded volume market, share

•	NPS, a widely known survey methodology used to measure customer satisfaction was 71 in May 2020

Note: for additional disclosure regarding these results please see XP’s presentation which was filed as a 6K and can be viewed on the investor relations website at https://investors.xpinc.com/.

1 Active clients is the total number of retail clients served through XP’s brands with an AUC above R$100.00 or that have transacted at least once in the last thirty days.

Guilherme Benchimol, XP Inc.’s CEO stated, “Despite ongoing uncertainty around COVID-19, XP’s long-term growth prospects remain strong, as we continue to leverage sustainable competitive advantages including our self-reinforcing ecosystem, unique platform, innovation, and strong balance sheet. Thus far in the second quarter, we are increasingly capitalizing on new opportunities to expand banking, digital content, and product and distribution capabilities both organically and through complementary M&A activity to diversify and enhance growth over time. On the retail front, we remain well positioned as trading volumes continue to accelerate, particularly as interest rates in Brazil remain at its lowest level ever, combined with an under penetrated stock market, where approximately only 1% of individuals trade stocks directly in Brazil. Moreover, we remain focused on strengthening our relationships with employees and clients through more flexible work options, plans for a new headquarters, as well the creation of a new ESG Board.”

Business Update Web Meeting

XP will host a business update web meeting today at 4:00pm ET (5:00pm BRT). Bruno Constantino, Chief Financial Officer and Carlos Lazar, Head of Investor Relations, will provide details on select preliminary key performance indicators (KPIs) for 2Q20 in addition to a business update amid the coronavirus (COVID-19) pandemic. The web meeting will conclude with a question and answer session for investors and analysts moderated by Felipe Gaspar Salomao, Equity Research Analyst at Citi and Mariana Taddeo, Equity Research Analyst at UBS.

To participate in the web meeting please subscribe at the following LINK

The replay will be available on XP’s investor relations website at https://investors.xpinc.com/.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements Disclaimer

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

The results for 2Q20 are preliminary, subject to completion, reflect our management’s current views and may change as a result of our management’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results for 2Q20 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that these preliminary results for 2Q20 are not guarantees of future performance or outcomes and that actual results may differ materially from those described above.

Contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

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